UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 35)1

Handy & Harman Ltd.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

410315105

(CUSIP Number)

Warren G. Lichtenstein

Steel Partners Holdings L.P.

590 Madison Avenue, 32nd Floor

New York, New York 10022

(212) 520-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 12, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1

CUSIP NO. 410315105

1	NAME OF REPORTING PERSON

STEEL PARTNERS HOLDINGS L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		8,560,592
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

8,560,592
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,560,592
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

100%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP NO. 410315105

1	NAME OF REPORTING PERSON

SPH GROUP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		8,560,592
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

8,560,592
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,560,592
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

100%
14	TYPE OF REPORTING PERSON

OO

3

CUSIP NO. 410315105

1	NAME OF REPORTING PERSON

SPH GROUP HOLDINGS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC, AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		8,560,592
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

8,560,592
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,560,592
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

100%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP NO. 410315105

1	NAME OF REPORTING PERSON

STEEL PARTNERS HOLDINGS GP INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		8,560,592
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

8,560,592
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,560,592
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

100%
14	TYPE OF REPORTING PERSON

CO

5

CUSIP NO. 410315105

1	NAME OF REPORTING PERSON

WARREN G. LICHTENSTEIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

6

CUSIP NO. 410315105

1	NAME OF REPORTING PERSON

JACK L. HOWARD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

7

CUSIP NO. 410315105

1	NAME OF REPORTING PERSON

EMH HOWARD, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

NEW YORK
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

OO

8

CUSIP NO. 410315105

1	NAME OF REPORTING PERSON

DOUGLAS B. WOODWORTH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

9

CUSIP NO. 410315105

The following constitutes Amendment No. 35 to the Schedule 13D filed by the undersigned (“Amendment No. 35”). This Amendment No. 35 amends the Schedule 13D as specifically set forth herein.

Item 1.	Security and Issuer.
Item 3.	Source and Amount of Funds or Other Consideration.
Item 4.	Purpose of Transaction.

Items 1, 3 and 4 are hereby amended to add the following:

As previously disclosed, on June 26, 2017, Steel Holdings entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Handy Acquisition Co., a wholly owned subsidiary of Steel Holdings (“Merger Sub”), and the Issuer pursuant to which, among other things, Steel Holdings and Merger Sub agreed to make an offer (the “Offer”) to exchange, for each outstanding Share of the Issuer not already owned by Steel Holdings or any entity that is an affiliate of Steel Holdings, 1.484 6.0% Series A preferred units, no par value (the “Preferred Units”), of Steel Holdings (the “Transaction Consideration”). On September 13, 2017, Steel Holdings and Merger Sub commenced the Offer.

The Offer expired as scheduled at 12:00 midnight, New York City time, at the end of October 11, 2017. All conditions to the Offer having been satisfied, on October 12, 2017, Merger Sub accepted for payment all Shares that were validly tendered and not validly withdrawn pursuant to the Offer, including the 298,624 Shares owned directly by Warren G. Lichtenstein, the 191,305 Shares owned directly by Jack L. Howard, the 57,642 Shares owned directly by EMH Howard, LLC and 2,958 Shares owned directly by Douglas B. Woodworth.

On October 12, 2017, pursuant to the terms of the Merger Agreement and Section 251(h) of the General Corporation Law of the State of Delaware, Merger Sub merged with and into the Issuer, with the Issuer continuing as the surviving corporation and as an indirect, wholly owned subsidiary of Steel Holdings (the “Merger”).

At the effective time of the Merger (the “Effective Time”) and pursuant to the terms and conditions of the Merger Agreement, (a) each Share issued and outstanding immediately prior to the Effective Time (other than Shares held by the Issuer or any of its subsidiaries, Steel Holdings, Merger Sub or any other subsidiary of Steel Holdings, or held by stockholders who have properly and validly perfected their statutory rights of appraisal in respect of such Shares under Delaware law) was cancelled and converted into the right to receive the Transaction Consideration, without interest and subject to any required tax withholding, (b) each unvested restricted Share of the Issuer, including 2,429 unvested restricted Shares owned directly by Douglas B. Woodworth, became fully vested and, by virtue of the Merger, was automatically cancelled, and the holder thereof will receive, as soon as reasonably practicable following the Effective Time, the Transaction Consideration, and (c) each Share held in the treasury of the Issuer or owned directly by the Issuer, any subsidiary of the Issuer, Steel Holdings, Merger Sub or any other subsidiary of Merger Sub was automatically cancelled and retired, except that each Share owned directly by SPHG Holdings remained outstanding and represents equity interests in the Issuer, as the surviving corporation. As a result, immediately after the Effective Time, SPHG Holdings owned 100% of the issued and outstanding Shares. The Shares will be delisted from the Nasdaq Capital Market and deregistered under the Securities Exchange Act of 1934, as amended.

10

CUSIP NO. 410315105

In connection with the consummation of the Merger, Warren G. Lichtenstein, Jack L. Howard and Douglas B. Woodworth, the directors and officers of Merger Sub immediately prior to the Effective Time of the Merger, became the directors and officers of the Issuer, each to hold office in accordance with the amended and restated certificate of incorporation and bylaws of the Issuer until their respective successors are duly elected or appointed and qualified.  Accordingly, as of the Effective Time, each of Patrick A. DeMarco, Robert Frankfurt, John H. McNamara, Jr., Garen W. Smith and Jeffrey A. Svoboda ceased to serve as a director of the Issuer.

In addition, in connection with the consummation of the Merger, (a) the Issuer’s certificate of incorporation was amended and restated to be in the form prescribed by the Merger Agreement, and (b) the Issuer’s bylaws were amended and restated in their entirety to conform to the bylaws of Merger Sub in effect immediately prior to the Effective Time.

The aggregate Transaction Consideration paid by Steel Holdings in the Offer and Merger was $135,800,000 (based on a liquidation preference of $25.00 per Preferred Unit) or $111,899,200 (based on the trading price of $20.60 per Preferred Unit as of the end of trading on October 11, 2017), without giving effect to related transaction fees and expenses.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) and (c) are hereby amended and restated to read as follows:

(a)       SPHG Holdings owned directly 8,560,592 Shares, constituting 100% of the issued and outstanding Shares, as of the date hereof. By virtue of their relationships with SPHG Holdings discussed in further detail in Item 2, each of Steel Holdings, SPHG and Steel Holdings GP may be deemed to beneficially own the Shares owned directly by SPHG Holdings. As a result of the Offer and Merger, no other Reporting Person nor any individual listed on Schedule A beneficially owns any Shares.

(c)       Except for the transactions relating to the consummation of the Offer and Merger described above, there have been no transactions by the Reporting Persons in the securities of the Issuer during the past 60 days.

11

CUSIP NO. 410315105

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 16, 2017	STEEL PARTNERS HOLDINGS L.P.

	By:	Steel Partners Holdings GP Inc. General Partner

	By:	/s/ Jack L. Howard
Jack L. Howard, President

SPH GROUP LLC

By:	Steel Partners Holdings GP Inc. Managing Member

By:	/s/ Jack L. Howard
Jack L. Howard, President

SPH GROUP HOLDINGS LLC

By:	Steel Partners Holdings GP Inc. Manager

By:	/s/ Jack L. Howard
Jack L. Howard, President

STEEL PARTNERS HOLDINGS GP INC.

By:	/s/ Jack L. Howard
Jack L. Howard, President

/s/ Jack L. Howard
Jack L. Howard as Attorney-In-Fact for Warren G. Lichtenstein

/s/ Douglas B. Woodworth
DOUGLAS B. WOODWORTH

/s/ Jack L. Howard
JACK L. HOWARD

EMH HOWARD, LLC

By:	/s/ Jack L. Howard
Jack L. Howard, Managing Member
12